Exhibit 99.1

CONTACT:	Stephanie K. Kushner	RELEASE DATE:	IMMEDIATE
(630) 954-2020

FEDERAL SIGNAL CORPORATION ANNOUNCES
FIRST QUARTER BREAKEVEN EARNINGS, INCLUDES $.02 IN
RESTRUCTURING CHARGES

— Highlights —

•	Orders increase modestly from 2004 with strong US municipal and government demand partly offset by lower export demand.

•	Backlog rises to $448 million, up 17% from last year.

•	Gross margin improves sequentially to 23.4%.

•	EPS below prior year due to restructuring activities and weakness in industrial tooling businesses and higher material costs.

•	Operating cash flow strong at $20 million, up sharply from prior year.

Oak Brook, Illinois, May 6, 2005 — Federal Signal Corporation reported breakeven earnings per share from continuing operations for the first quarter on sales of $280 million. This result includes $.02 in after-tax charges related to restructuring activities initiated in mid-2004. This compares with earnings per share from continuing operations of $.02 on sales of $260 million for the same period in 2004. In addition to the adverse impacts of restructuring activities, earnings in the first quarter were lower due to higher material costs in the vehicle and industrial tooling businesses and increased interest expense.

Robert D. Welding, President and Chief Executive Officer stated, “Our data indicates that this quarter will mark the inflection point in our financial performance. Gross margin improved significantly from last year’s fourth quarter, reversing the downward trend we experienced last year as price increases trailed material cost escalation. Earnings will trend up as the year progresses, particularly during the second half when we will gain the full benefit of the restructured refuse operations and improvements in Fire Rescue. Our cash flow was strong and our balance sheet is improving. Gross margins in Fire Rescue improved significantly from the prior year. This progress was masked by one-time costs associated with a failed dealership, but we are making steady progress with the turnaround of the fire rescue business. Additionally, we closed our Oshkosh refuse truck body plant as planned and have successfully introduced our first rear loading refuse truck units assembled in our Medicine Hat plant. I am optimistic about the rest of the year.”

ORDERS AND BACKLOG

First quarter orders rose 2% to $295 million from $290 million for the comparable period of 2004. US municipal and government orders rose 16% with strong demand for fire trucks, refuse truck bodies, and warning systems. US industrial and commercial orders were slightly above last year with strength in vacuum trucks offset by weakness in other environmental products. Non-US orders declined 10% due to the absence of large fleet orders received in the first quarter of 2004.

Quarter-end backlog rose to $448 million, up 17% from $384 million at the same time last year. The most significant backlog increases resulted from orders for airport parking systems, fire trucks and vacuum trucks.

FIRST QUARTER GROUP RESULTS

Environmental Products sales increased 8% to $98 million for the first quarter. Operating margin excluding restructuring charges improved sequentially to 2.5%, but remained below 3.0% realized in the first quarter of 2004.

First quarter results reflect a return to profitability for the group. Sales and earnings increased for US sweepers, industrial vacuum trucks, and water blasters compared with first quarter 2004. Offsetting this improvement were lower earnings in refuse truck body operations largely caused by higher steel costs which began to take effect in mid-2004, and operating inefficiencies related to the consolidation of production facilities. Margins are improving sequentially in Refuse as price increases take effect and materials cost escalation subsides. The full effects of price increases initiated in mid-to-late 2004 will benefit subsequent quarters and provide further margin recovery. In addition, the closure of the Oshkosh, Wisconsin production facility, which occurred on schedule at the end of the first quarter, will reduce operating costs for the balance of the year.

Fire Rescue sales rose 5% to $71 million and operating margin excluding restructuring charges was essentially flat with last year at (4.5%).

Operating results improved significantly in US operations where sales increased 13% over the prior year, measured as the consolidated volume of Preble, New York and Ocala, Florida operations. Production at Preble, New York was transferred to the Florida location as part of a restructuring in 2004. The loss incurred in the group’s US operations was lower than in the prior year period despite the adverse impacts of obligations associated with a failed dealership. Gross margins improved in the Florida and Canada operations and were significantly higher for the group as a whole.

Sales of aerial devices produced in Finland were 32% higher than last year though operating margin declined from the prior year period. The margin decline is attributed to lower margin units for customers in Taiwan and Australia.

Safety Products sales rose 19% to $70 million and operating margin increased to 12.1% from 10.7% in the first quarter last year.

Sales increased in all product lines and operating income rose 33% for the group compared to the same period in 2004. Sales were particularly strong for large airport parking systems, police products, warning systems, and hazardous lighting used in marine, offshore, and mining applications. Sales for the Port Authority of New York and New Jersey and Dallas-Fort Worth airport parking projects contributed $4.6 million to the increase.

Tool sales were $42 million, down slightly from $43 million last year. Operating margin excluding restructuring charges declined to 9.4% from 12.6% in 2004.

Sales declined from 2004 despite increased pricing levels, primarily as a result of softness in industrial markets. Lower sales of die component tooling were offset by slight increases in sales of metal cutting and plastic mold tooling. The margin decline was due to higher material costs that were not fully offset by price increases.

CORPORATE AND OTHER

Corporate expense of $4.9 million was above prior year due to the addition of centralized staff groups and higher audit fees. Other expense of $.3 million compared favorably with $1.1 million in 2004, which mainly included the impact of lawsuit settlements.

RESTRUCTURING

The company incurred pre-tax restructuring charges of $1.4 million in the quarter, principally associated with plant closures first announced in June 2004. At that time, the company announced plans to close its fire apparatus manufacturing facility in Preble, New York by year-end 2004 and its refuse truck body manufacturing plant in Oshkosh, Wisconsin at the end of the first quarter of 2005. Both closures were completed on schedule, and costs are on plan. During the first quarter of 2005, the company successfully produced its first stainless steel fire rescue trucks in Ocala, Florida, and its first rear loading refuse truck bodies in Medicine Hat, Alberta. The company expects to incur the balance of the restructuring costs, approximately $1 million, during the next two quarters.

CASH FLOW AND LIQUIDITY

Operating cash flow totaled $20 million in the quarter, up significantly from the prior year due to reductions in working capital, primarily lower receivables. Primary working capital declined significantly to $252 million.

As reported previously, in late March the company diversified its funding sources by entering into a financing transaction whereby a subsidiary borrowed $75 million on a non-recourse basis against a portion of its municipal leasing portfolio assets. This new facility does not contain any financial covenants. At the same time, the company reduced its committed bank revolver by a commensurate amount. Most of the proceeds of this financing were used to repay loans drawn under the company’s committed bank revolver. Also during the quarter, the company amended the interest coverage ratio in its committed bank revolver. The company was in compliance with all debt covenants as of the end of the quarter.

As a result of the new financing and cash balances at non-US subsidiaries, the company’s cash balance rose to $55 million at the end of the period. The company expects cash balances to remain high for much of 2005, although a portion of the increased cash will be used in May to make $17 million in scheduled amortization payments on two private placement notes. Due to the high cash balances, manufacturing debt represented 40% of capitalization at the end of the period; however, manufacturing debt net of cash as a percent of capitalization declined to 34% from 36% at the end of 2004 due to strong cash flow during the first quarter.

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Federal Signal will host its first quarter conference call Friday, May 6, 2005 at 3:00 p.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from our website will be available shortly after the call.

Federal Signal Corporation is a global manufacturer of leading niche products in four operating groups: environmental vehicles and related products, fire rescue vehicles, safety and signaling products, and consumable industrial tooling. Based in Oak Brook, Illinois, the company’s shares are traded on the New York Stock Exchange under the symbol FSS.

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.

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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the First Quarter (Unaudited) 2005 and 2004
(in thousands except per share data)

			Percent
	2005	2004	change
3 months:
Revenues	$280.2	$260.4	8%
Income:
Income (loss) from continuing operations	(0.2)	1.0	NM
Discontinued operations, income on disposal net of tax	—	1.2

Net income (loss)	(0.2)	2.2	NM

Share earns (diluted):
Income (loss) from continuing operations	.00	.02	-100%
Discontinued operations, income on disposal net of tax	—	.03

Net income (loss)	.00	.05	-100%

Average common shares outstanding	48.2	48.1

Sales	$280.2	$260.4	8%
Cost of sales	(214.6)	(197.9)
Operating expenses	(58.9)	(55.5)
Restructuring charges	(1.4)

Operating income	5.3	7.0	-24%
Interest expense	(6.1)	(4.8)
Other income (expense)	(.3)	(1.1)

Income (loss) before income taxes	(1.1)	1.1
Income taxes	.9	(.1)

Income (loss) from continuing operations	(.2)	1.0	NM
Income from discontinued operations net of tax		1.2

Net income (loss)	$(.2)	$2.2	NM

Gross margin on sales	23.4%	24.0%
Operating margin on sales	1.9%	2.7%
Net cash provided by (used for) operations:
Net income (loss)	$(.2)	$2.2
Depreciation and amortization	6.0	6.0
Pension contributions	(.5)
Lease financing and other receivables	6.2	5.4
Working capital changes and other	8.4	(6.2)

Net cash provided by operations	19.9	7.4	169%

Capital expenditures	5.7	4.3
Comprehensive loss	(3.2)	(.8)

			Percent
	2005	2004	change
Group results:
Quarter March 31:
Revenues
Environmental Products	$98.1	$91.1	8%
Fire Rescue	70.9	67.8	5%
Safety Products	69.6	58.7	19%
Tool	41.6	42.8	-3%

Total group revenues	$280.2	$260.4	8%

Operating income*
Environmental Products	$2.5	$2.7	-7%
Fire Rescue	(3.2)	(3.1)	NM
Safety Products	8.4	6.3	33%
Tool	3.9	5.4	-28%

Total group operating income	11.6	11.3	3%
Corporate	(4.9)	(4.3)
Restructuring charges	(1.4)

Total operating income	$5.3	$7.0

*	reported amounts for groups and corporate are before restructuring charges

Reconciliation of Operating Incomes and Margins
to Amounts Excluding Restructuring Charges

The following table summarizes the restructuring charges incurred by the company during 2005 and 2004. The company believes that since the restructuring charges are unusual in nature, it is appropriate to provide the reader an analysis of the effects of these charges on operating income and margins. Accordingly, the company has chosen to refer to comparative amounts between periods excluding the restructuring charges in its discussion of operations.

	2005			2004
			Operating			Operating
			income			income
			excluding			excluding
	Operating	Restructuring	restructuring	Operating	Restructuring	restructuring
	income	charges	charges	income	charges	charges
Quarter March 31:
Operating income
Environmental Products	1.4	(1.1)	2.5	2.7	—	2.7
Fire Rescue	(3.6)	(0.4)	(3.2)	(3.1)	—	(3.1)
Safety Products	8.4	—	8.4	6.3	—	6.3
Tool	4.0	0.1	3.9	5.4	—	5.4

	10.2	(1.4)	11.6	11.3	—	11.3
Corporate	(4.9)	—	(4.9)	(4.3)	—	(4.3)

Total before restructurings	5.3	(1.4)	6.7	7.0	—	7.0
Restructuring charges	—	1.4	(1.4)	—	—	—

Total operating income	5.3	—	5.3	7.0	—	7.0

Operating margin
Environmental Products	1.4%	-1.1%	2.5%	3.0%		3.0%
Fire Rescue	-5.1%	-0.6%	-4.5%	-4.6%		-4.6%
Safety Products	12.1%		12.1%	10.7%		10.7%
Tool	9.6%	0.2%	9.4%	12.6%		12.6%
Total company	1.9%	-0.5%	2.4%	2.7%		2.7%

	March 31,	December 31,
	2005	2004
	(unaudited)
Assets
Manufacturing activities:-
Current assets:
Cash and cash equivalents	$55.3	$14.9
Trade accounts receivable, net of allowances for doubtful accounts	160.1	200.6
Inventories	197.6	178.2
Other current assets	28.3	24.7

Total current assets	441.3	418.4
Properties and equipment	109.5	110.9
Goodwill, net of accumulated amortization	351.1	352.5
Other deferred charges and assets	45.0	47.6

Total manufacturing assets	946.9	929.4
Financial services activities - Lease financing receivables, net of allowances for doubtful accounts	190.2	196.5

Total assets	$1,137.1	$1,125.9

Liabilities
Manufacturing activities:-
Current liabilities:
Short-term borrowings	$26.1	$18.9
Trade accounts payable	79.6	79.6
Accrued liabilities and income taxes	121.7	131.2

Total current liabilities	227.4	229.7
Long-term borrowings	234.8	215.7
Long-term pension and other liabilities	36.9	34.3
Deferred income taxes	52.9	55.1

Total manufacturing liabilities	552.0	534.8

Financial services activities - Borrowings	178.3	178.4
Shareholders’ equity	406.8	412.7

Total liabilities and shareholders’ equity	$1,137.1	$1,125.9

Supplemental data:
Manufacturing debt	260.9	234.6
Debt-to-capitalization ratio:
Manufacturing	40%	37%
Financial services	94%	91%